Fuwei Films Announces Second Quarter 2008 Financial Results

-Teleconference to be Held Friday, August 15, 2008, at 8:30 a.m. EDT -

BEIJING, August 14, 2008 - Fuwei Films (Holdings) Co. Limited (Nasdaq: FFHL) (“Fuwei” or “the Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today released the financial results for the second quarter and first six months of 2008.

Financial Highlights

▪	In the second quarter of 2008, revenues rose 3.1% to RMB 124.7 million (US$17.9 million) from the same period of 2007.

▪	In the first six months of 2008, revenues rose 3.9% to RMB 228.8 million (US$32.4 million) from the same period of 2007.

''We hereby release our second quarter of 2008 financial results,” said Xiaoan He, Chairman and CEO of Fuwei Films. “We entered the first half of 2008 with a number of challenges including strong competition in the marketplace, an increase in cost, a decrease in export orders resulting from the anti-dumping cases in Korea and the US, and a lower decreased average sales price.”

Mr. He continued, ''However, we believe that Fuwei Films will be able to continuously utilize the current advantages and the strengthened R&D platform to ensure our leading position in the marketplace.''

Second Quarter 2008 Financial Results

Revenues for the second quarter of 2008 rose 3.1% to RMB 124.7 million (US$17.9 million), from RMB 120.9 million (US$ 15.8 million) in the second quarter of 2007.

Revenues of specialty films in second quarter 2008 were RMB 41.1 million (US$5.9 million), or 33.0% of total revenues.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended June 30, 2008 and June 30, 2007 (amounts in thousands):

	Three-month period ended
	June 30,2008			June 30,2007
	RMB	US$	% of Total	RMB	% of Total

Printing film	12,157	1,747	9.7%	7,552	6.2%
Stamping film	24,759	3,559	19.8%	15,039	12.4%
Metallization film	12,844	1,846	10.3%	27,486	22.7%
Base film for other applications	33,850	4,866	27.1%	21,681	18.0%
Specialty film	41,136	5,913	33.0%	49,171	40.7%

Total	124,747	17,932	100.0%	120,929	100.0%

Revenues from overseas in the second quarter of 2008 were RMB 8.0 million (US$1.1 million), or 6.4% of total revenues.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended June 30, 2008 and June 30, 2007 (amounts in thousands):

	Three-month period ended
	June 30,2008			June 30,2007
	RMB	US$	% of Total	RMB	% of Total

Sales in China	116,725	16,779	93.6%	82,220	68.0%
Sales in other countries	8,022	1,153	6.4%	38,709	32.0%

Total	124,747	17,932	100.0%	120,929	100.0%

Gross profit for the second quarter of 2008 was RMB 21.9 million (US$3.2 million), compared with RMB 32.7 million (US$4.3 million) in same period 2007. The Company generated a gross margin of 17.6% in the second quarter of 2008, versus 27.0% in the same period of 2007. The decrease in gross margin was due to the decreased average sales price and the increased consumption of raw materials, power and labor.

Operating expenses in the second quarter of 2008 were RMB 9.0 million (US$1.3 million). Selling expenses in the second quarter 2008 decreased to RMB 4.3 million (US$0.6 million) from RMB 5.1 million (US$0.7 million) in the same period 2007. Administrative expenses increased to RMB 4.7 million (US$0.7 million) from RMB 3.9 million (US$0.5 million) in the second quarter of 2007.

Net income for the second quarter of 2008 decreased to RMB 9.7 million (US$1.4million), or diluted EPS of RMB 0.74 (US$0.11), from RMB 20.1 million (US$2.6 million), or diluted EPS of RMB 1.54 (US$0.20) in the same period of 2007.

Six-month 2008 Financial Results

Revenues for the first six months of 2008 rose 3.9% to RMB 228.8 million (US$32.4 million), from RMB 220.2 million (US$28.5 million) in the same period of 2007. Revenues of specialty films in the first six months of 2008 were RMB 74.9 million (US$10.6 million), or 32.7% of total revenues.

The following is a breakdown of commodity and specialty film sales for the six-month periods ended June 30, 2008 and June 30, 2007 (amounts in thousands):

	Six-month period ended
	June 30,2008			June 30,2007
	RMB	US$	% of Total	RMB	% of Total

Printing film	31,370	4,444	13.7%	13,605
Stamping film	45,969	6,513	20.1%	27,407
Metallization film	15,759	2,233	6.9%	51,072
Base film for other applications	60,780	8,611	26.6%	41,654
Specialty film	74,902	10,612	32.7%	86,456

Total	228,781	32,413	100.0%	220,194	100.0%

Revenues from overseas in the first six months of 2008 were RMB 31.6 million ( US$4.5 million), or 13.8% of total revenues.

The following is a breakdown of domestic versus overseas sales for the six-month periods ended June 30, 2008 and June 30, 2007 (amounts in thousands):

	Six-month period ended
	June 30,2008			June 30,2007
	RMB	US$	% of Total	RMB	% of Total

Sales in China	197,148	27,932	86.2%	148,467	67.4%
Sales in other countries	31,633	4,482	13.8%	71,727	32.6%

Total	228,781	32,413	100.0%	220,194	100.0%

Gross profit for the first six months of 2008 was RMB 43.6 million (US$6.2 million), compared with RMB 56.9 million (US$7.4 million) in same period 2007. The Company generated a gross margin of 19.0% in the first six months of 2008, versus 25.9% in the same period of 2007. The decrease in gross margin was due to the decreased average sales price and the increased consumption of raw materials, power, and labor.

Operating expenses in the first six months of 2008 were RMB 20.2 million (US$2.9 million), compared with RMB 15.2 million (US$2.0 million) in the same period of 2007. The increase was mainly due to increases in allowances for doubtful accounts, domestic transportation expenses, labor costs and expenses related to ongoing litigation etc. Selling expenses in the first six months of 2008 decreased to RMB 7.7 million (US$1.1 million) from RMB 8.8 million (US$1.1 million) in the same period of 2007. Administrative expenses increased to RMB12.4 million (US$1.8 million) from RMB 6.5 million (US$ 0.8 million) in the first half of 2007.

Net income for the first six months of 2008 decreased to RMB 17.6 million (US$2.5 million), or diluted EPS of RMB 1.35 (US$0.19), from RMB 33.4 million (US$4.3 million), or diluted EPS of RMB 2.55 (US$0.33) in the same period of 2007.

Total shareholders’ equity increased to RMB 530.3 million (US$77.3 million) as of June 30, 2008 from RMB 521.1 million (US$74.3 million) as of March 31, 2008.

Conference Call Information

The Company will host a teleconference on Friday, August 15, 2008, at 8:30 a.m. EDT / 8:30 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1 877-407-9205 in North America, or +1 201-689-8054 internationally, approximately 10 minutes prior to the scheduled call start time. The call is being simultaneously Webcast and can be accessed on the Fuwei Films Website at http://www.fuweiholdings.com. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on Friday, August 15, 2008, through 11:59 p.m. EST on Wednesday, August 23, 2008, by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 293428. A Web cast replay of the call will also be made and can be accessed on the Fuwei Films site at http://www.fuweiholdings.com.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary Shandong Fuwei Films Co., Ltd. Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco and alcohol, as well as in the imaging, electronics, and magnetic products industries.

For more information about the Company, please visit the Company's website at http://www.fuweiholdings.com.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters disclosed in the Company's reports filed with the United States Securities and Exchange Commission. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

For more information, please contact:

In China:

Christina He

Investor Relations Manager

Phone: +86-10-8518-5620

Email: fuweiIR@fuweifilms.com

In the U.S.:

Leslie Wolf-Creutzfeldt

Investor Relations

Grayling Global

Tel: +1-646-284-9472

Email: lwolf-creutzfeldt@hfgcg.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(amounts in thousands except share and per share value)

	As of Jun. 30,2008		As of Dec. 31,2007
	(Unaudited)
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	7,087	1,033	30,909
Restricted cash	30,147	4,395	64,909
Accounts receivable, net	63,153	9,207	58,195
Inventory	48,927	7,133	41,670
Advance to suppliers	26,842	3,913	13,538
Prepayments and other receivables	6,070	885	2,622
Total current assets	182,226	26,567	211,842

Plant and equipment, net	217,991	31,781	228,309
Construction in progress	297,673	43,398	265,253
Lease prepayments, net	22,769	3,320	22,290
Intangible assets	-	-	36
Goodwill	10,276	1,498	10,276
Deposit	21,000	3,062	-
Deferred tax assets	969	141	969
Total assets	752,904	109,767	738,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	179,280	26,138	188,027
Accounts payables	19,828	2,891	19,609
Accrued expenses and other payables	23,238	3,388	18,544
Deferred tax liabilities	265	39	265
Total liability	222,611	32,455	226,445
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	1,942	13,323
Additional paid-in capital	311,907	45,473	311,907
Statutory reserve	29,254	4,265	26,924
Retained earnings	174,494	25,440	159,229
Cumulative translation adjustment	1,316	192	1,148
Total shareholders’ equity	530,293	77,312	512,531
Total liabilities and shareholders’ equity	752,904	109,767	738,975

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS PERIODS ENDED JUNE 30, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	The Three Months Periods ended June 30			The Six Months Periods ended June 30
	2008		2007	2008		2007
	RMB	US$	RMB	RMB	US$	RMB

Net sales	124,747	17,932	120,929	228,781	32,413	220,194
Cost of sales	(102,799)	(14,777)	(88,264)	(185,207)	(26,240)	(163,257)

Gross profit	21,948	3,155	32,665	43,573	6,173	56,937

Operating expenses
Selling expenses	(4,300)	(618)	(5,088)	(7,738)	(1,096)	(8,754)
Administrative expenses	(4,705)	(676)	(3,946)	(12,429)	(1,761)	(6,455)
Total operating expenses	(9,005)	(1,294)	(9,034)	(20,167)	(2,857)	(15,209)

Operating income	12,943	1,861	23,631	23,406	3,316	41,728

Other income/(expense)
- Interest income	52	8	87	68	10	277
- Interest expense	(4,855)	(698)	(1,684)	(8,645)	(1,225)	(4,835)
- Other, net	2,410	346	(178)	4,651	659	(562)

Total other income/(expense)	(2,393)	(344)	(1,775)	(3,926)	(556)	(5,120)

Income before income tax benefit/(expense)	10, 550	1,517	21,856	19,480	2,760	36,608
Income tax expense	(896)	(129)	(1,770)	(1,889)	(268)	(3,258)

Net income	9,655	1,388	20,086	17,591	2,492	33,350

Other comprehensive income
-Foreign currency translation adjustments	(453)	(65)	(4,547)	168	24	(571)

Comprehensive income	9,202	1,323	15,539	17,759	2,516	32,779

Earnings per share, basic and diluted	0.74	0.11	1.54	1.35	0.19	2.55

Weighted average number ordinary shares, basic and diluted	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2008 AND 2007
(amounts in thousands except share and per share value)
(UNAUDITED)

	Periods Ended June 30, 2008		Periods Ended June 30, 2007
	RMB	US$	RMB
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	17,591	2,492	33,350
Adjustments to reconcile net income to net
cash provided by operating activities
- Depreciation of property, plant and equipment	12,308	1,744	11,742
- Amortization of intangible assets	263	37	429
- Deferred income taxes	-	-	664
- Bad debt expense	55	8	-
Changes in operating assets and liabilities, net of
- Accounts receivable	(4,624)	(655)	17,334
- Inventories	(7,258)	(1,028)	(13,140)
- Advance to suppliers	(13,304)	(1,885)	-
- Prepaid expenses and other current assets	(4,379)	(620)	(28,360)
- Accounts payable	223	32	4,257
- Accrued expenses and other payables	1,341	190	3,357
- Advance from customers	5,932	840	-
- Tax payable	(2,575)	(365)	-
Net cash provided by operating activities	5,572	790	29,633

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,989)	(282)	(83,365)
Restricted cash related to trade finance	34,761	4,925	-
Addition to construction in progress	(32,420)	(4,593)	(24)
Deposit for purchase	(21,000)	(2,975)	-
Net cash provided by (used in) investing activities	20,648	(2,925)	(83,380)

CASH FLOW FROM FINANCING ACTIVITIES
Principal payments of short-term bank loans	(119,590)	(16,943)	(239,678)
Proceeds from short-term bank loans	110,844	15,704	169,090
Net cash used in financing activities	(8,746)	(1,239)	(70,588)

Effect of foreign exchange rate changes	-	171	(571)

Net decrease in cash and cash equivalent	(23,821)	(3,204)	(124,906)
- Cash and cash equivalent at beginning of period	30,908	4,237	253,250
- Cash and cash equivalent at end of period	7,087	1,033	128,344

Supplemental disclosure of cash flow information
Cash paid during the period for
-Interest paid	4,838	686	7,413
-Income taxes paid	2,561	363	981